EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA,

domiciled in Arizona

ENDORSEMENT APPLICABLE TO THE GUARANTEED MINIMUM INCOME BENEFIT (“GMIB”) RIDER NO LAPSE GUARANTEE PROVISION

This Endorsement is part of your Contract, and the same definitions apply to the capitalized terms used herein. The provisions herein apply in lieu of any Contract provisions to the contrary. All other terms and conditions of your Contract remain unchanged. In this Endorsement, “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America and “you” and “your” mean the Owner.

This Endorsement is effective on [February 23, 2026].

As of the effective date of this Endorsement, your GMIB Rider is modified as follows:

Excess Withdrawals will no longer cause the GMIB No Lapse Guarantee to terminate. Accordingly, the specific conditions that previously restricted withdrawals under the GMIB No Lapse Guarantee to retain the No Lapse Guarantee are removed, and the section titled “Conditions of the GMIB No Lapse Guarantee” in Section [II.E] of your GMIB Rider is deleted. If the No Lapse Guarantee was previously terminated due to such withdrawals, it will now be reinstated. However, if your GMIB Rider was terminated, it will not be reinstated.

Also, the paragraph below the “Conditions of the GMIB No Lapse Guarantee” section, beginning with “Any Excess Withdrawal...,” is hereby deleted and replaced with the following:

However, any Excess Withdrawal that reduces the PBAV to zero will cause both the GMIB No Lapse Guarantee and GMIB Rider to terminate, even if this occurs in the Contract Year of the Protected Benefit Account First Funding Date.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

[	[

Mark Pearson,	Kurt W. Meyers,
Chief Executive Officer]	Chief Legal Officer and Secretary]

ICC25NLG-RC-Z